September 20, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn: Tara Keating Brooks

Re:	Matinas BioPharma Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 12, 2016

File No. 333-193455

Dear Ms. Keating Brooks:

On behalf of Matinas BioPharma Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated September 19, 2016 (the “Comment Letter”), from Suzanne Hayes, Assistant Director (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 12, 2016 (the “Proxy Statement”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Proxy Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Proxy Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

1.        Please provide your analysis as to whether the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of shareholders may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act by producing a ``going private effect´´ as specified in that rule. If so, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3.

Response:

The Company does not believe that the contemplated reverse stock split is reasonably likely to have, nor will it have the purpose of producing, a going-private effect within the meaning of Rule 13a-3. As disclosed in the proxy, the primary purpose for the proposed reverse stock split is to allow the Company to meet the required minimum bid price to list on a national securities exchange such as NASDAQ or NYSE MKT, which is consistent with remaining a public company and not with going private. Furthermore, as disclosed on page 35 of the Proxy Statement “the Board does not intend for this [reverse split] to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.” The Company supplementally advises the Staff that prior to filing the Proxy Statement, its common stock was held by less than 300 holders of record and the Company would be eligible to suspend its reporting obligations under Section 15(d) even if it did not implement a reverse split. Therefore the potential reduction in the number of shareholders as result of the cashing out of fractional shares would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

U.S. Securities & Exchange Commission Page 2	September 20, 2016

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476 or Meredith Prithviraj at (973) 597-2396.

Very truly yours,

/s/ Steven Skolnick

Steven Skolnick

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